UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                                 FORM 8-A


           For Registration of Certain Classes of Securities
                Pursuant to Section 12(b) or (g) of the
                    Securities Exchange Act of 1934


                          II-VI INCORPORATED
        (Exact Name of Registrant as Specified in its Charter)


               Pennsylvania                        25-1214948
(State of Incorporation or Organization)        (I.R.S. Employer
                                                 Identification No.)

         375 Saxonburg Boulevard
      Saxonburg, Pennsylvania 16056                  16056
(Address of Principal Executive Offices)           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
None.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
                                                       ---

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant
to General Instruction A.(d), check the following box.   X
                                                        ---

Securities Act registration statement file number to which this form relates: n/a

Securities to be registered pursuant to Section 12(g) of the Act:

                    Preferred Stock Purchase Rights
                           (Title of Class)








Item 1.  Description of Registrant's Securities to be Registered.

     On August 11, 2001, the Board of Directors of II-VI Incorporated (the "Corporation") declared a distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of Common Stock, no par value, of the Corporation. The distribution is payable to the shareholders of record at the close of business on September 12, 2001 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the holder to purchase from the Corporation one one-hundredth of a share of Series One Preferred Stock, without par value (the "Preferred Stock"), at a price of $100 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Corporation and American Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Until the earlier of (i) ten days following (a) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock of the Corporation (the "Stock Acquisition Date") or (b) the Record Date if the tenth day after the Stock Acquisition Date occurs before the Record Date, (ii) ten business days following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in ownership of 20% or more of the outstanding shares of the Common Stock, (iii) the close of business on the date on which a Triggering Event (as hereinafter defined) occurs, or
(iv) the close of business on the tenth day after any person becomes a Controlling Person as that term is defined in Section 2543 of the Pennsylvania Business Corporation Law of 1988 (the earliest of the dates in clause (i), (ii), (iii) or (iv) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Corporation's Common Stock certificates outstanding as of and after the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Corporation's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer, new issuance or issuances from the Corporation's treasury of the Corporation's Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Corporation's Common Stock certificates outstanding as of and after the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate except for the transfer of Common Stock certificates
(i) from an Acquiring Person, (ii) from a person who subsequently becomes an Acquiring Person if such transfer is to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the Rights, or (iii) in any transaction which the Board deems to have as a primary purpose or effect the transactions prohibited by clauses (i) and (ii) of this sentence. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Corporation's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 12, 2011 (the "Final Expiration Date"), unless earlier redeemed by the Corporation (as described below) or otherwise extended.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the distribution to holders of Preferred Stock of the rights or warrants to subscribe for shares of Preferred Stock or securities convertible into Preferred Stock at less than the then current market price of the Preferred Stock, or
(iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets or subscription rights or warrants (other than those referred to above).

     In the event that any person shall acquire shares representing 20% of the voting power of all outstanding shares of the Corporation, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares. Alternatively, in the event that, following the Distribution Date, the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation or in which the Common Stock is exchanged or changed or 50% or more of the Corporation's assets or earning power is sold (in one transaction or a series of transactions), each holder of a Right shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price. The events described in this paragraph are referred to as the "Triggering Events."

     Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of a Triggering Event and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event.

     No fractional shares are required to be issued. In lieu of fractional shares, an adjustment in cash may be made based on the market price of the Common Stock.

     At any time prior to the earlier of (i) the tenth day following the Stock Acquisition Date (or the Record Date if the tenth day after the Stock Acquisition Date occurs before the Record Date) or (ii) the Final Expiration Date, the Corporation may elect to redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend in an amount equal to the greater of $0 or 100 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share of $100 plus the sum of (a) all accrued and unpaid dividends and distribution plus (b) the Participation Preference, as that term is defined in the Corporation's Articles of Incorporation. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock.

     In general, the terms of the Rights may be amended by the Board of Directors of the Corporation without the consent of the holders of the Rights, except that from and after the Distribution Date, the Rights Agreement permits only limited amendments and no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

     Prior to exercise, the Rights do not confer upon the holders thereof the right to vote or to receive dividends or any other rights of a shareholder of the Corporation.

A copy of the Rights Agreement is available to shareholders of the Corporation free of charge from the Corporation.

Item 2.  Exhibits.

       1.  Rights Agreement dated August 11, 2001 between II-VI
           Incorporated and American Stock Transfer & Trust Company, as rights agent, which includes the form of Statement With Respect to Shares as Exhibit A, the form of Rights
           Certificate as Exhibit B, and a Summary of Rights to Purchase Preferred Stock as Exhibit C.


                               Signature

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            II-VI INCORPORATED


Dated:  August 28, 2001                     By:  /s/ Craig A. Creaturo
                                            Name:    Craig A. Creaturo
                                            Title:   Treasurer